FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Dated April 30, 2010

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Aktiebolaget Svensk Exportkredit
Swedish Export Credit Corporation

(Translation of Registrant’s Name into English)

Västra Trädgårdsgatan 11 B
Stockholm
Sweden

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

The Registrant hereby incorporates all parts of this Report on Form 6-K by reference in Registration Statement no. 333-131369 filed by the Registrant with the Securities and Exchange Commission on Form F-3ASR under the Securities Act of 1933.

This Report comprises the following:

1.  Registrant’s report for the first quarter of 2010.

2.  Reconciliation of Adjusted Operating Profit (Core Earnings) to Operating Profit (attached as Exhibit 99.1 herto).

3.  Table of unaudited consolidated capitalization of the Registrant at March 31, 2010 (attached as Exhibit 99.2 herto).

2

SIGNATURE

                Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 30, 2010

AB Svensk Exportkredit

(Swedish Export Credit Corporation)

By:	/s/ Peter Yngwe

Peter Yngwe, President

3

Interim Report 1

2010 SEK

Strong earnings and continued preparedness

First quarter of 2010

•                  Operating profit (IFRS) amounted to Skr 279.2 million in the first quarter (1Q09: Skr 367.6 million)

•                  Adjusted operating profit (Core Earnings) amounted to Skr 318.7 million in the first quarter (1Q09: Skr 477.7 million)

•                  The volume of new customer financing amounted to Skr 14.1 billion in the first quarter (1Q09: Skr 21.8 billion)

2010 First quarter

For the period

01/01/10 – 03/31/10

Download the report at www.sek.se

Additional information about SEK, including investor presentations and the Annual Report for 2009, is available at www.sek.se

Economic information for the remainder of 2010:

August 13	Interim Report January-June
October 29	Interim Report January-September

SEK’s mission

The mission of the Swedish Export Credit Corporation (SEK) is to secure access to financial solutions on a commercial basis that benefits the Swedish export economy. SEK was founded in 1962 and is owned by the Swedish state.

Financial Highlights

Financial Highlights

	Jan - Mar,		Oct - Dec,		Jan - Mar,		Jan - Dec,		Jan - Mar,
	2010		2009		2009		2009		2010
Amounts (other than %) in mn	Skr		Skr		Skr		Skr		USD (6)

Results
Operating profit	279.2		693.8		367.6		2,368.6		38.5
Pre-tax return on equity (1)	8.3%		26.7%		14.1%		22.8%		8.3%
After-tax return on equity (1)	6.1%		19.7%		10.4%		16.8%		6.1%

Adjusted operating profit (Core Earnings) (2)	318.7		337.1		477.7		1,599.3		43.9
Pre-tax return on equity (Core Earnings) (1)	10.7%		12.5%		17.7%		14.8%		10.7%
After-tax return on equity (Core Earnings) (1)	7.9%		9.2%		13.0%		10.9%		7.9%

Customer operations
New customer financial transactions (3)	14,052		38,470		21,829		122,476		1,936
of which offers for new credits accepted by borrowers (4)	14,052		38,169		21,268		121,465		1,936
Credits, outstanding and undisbursed (3), (4)	231,591		232,164		187,873		232,164		31,911

Borrowing
New long-term borrowings (5)	17,382		20,880		16,552		111,831		2,421
Outstanding senior debt	326,268		324,795		320,516		324,795		44,956
Outstanding subordinated debt	3,139		3,143		4,079		3,143		433

Total assets	371,230		371,588		383,734		371,588		51,151

Capital
Capital adequacy ratio, including Basel I based additional requirements	19.8	% (8)	18.7	% (8)	17.5	% (8)	18.7	% (8)	19.8	% (8)
Capital adequacy ratio, excluding Basel I based additional requirements	20.1	% (7)	19.8	% (7)	20.5	% (7)	19.8	% (7)	20.1	% (7)
Adjusted capital ratio adequacy, excluding Basel I based additional requirements	21.1	% (7)	20.7	% (7)	21.4	% (7)	20.7	% (7)	21.1	% (7)

The notes that the footnote markers in the above table refer to are contained in Supplemental Information

Unless otherwise indicated, amounts in this report are in millions (mn) of Swedish krona (Skr), abbreviated “Skr mn” and relate to the Consolidated Group. The international code for the Swedish currency, SEK, is not used in this report in order to avoid confusion with the same three-letter abbreviation, which has been used to denote AB Svensk Exportkredit since the company was founded in 1962.

Unless otherwise indicated, in matters concerning positions amounts refer to those as at December 31 or March 31, as the case may be, and in matters concerning flows, amounts refer to the twelve-month period ended on December 31, or to the three-month period ended March 31, as the case may be. Amounts within parentheses refer to the same date (in matters concerning positions), or the same period (in matters concerning flows) of the preceding year. AB Svensk Exportkredit (SEK) is a Swedish corporation with the identity number 556084-0315, and with its registered office in Stockholm, Sweden. SEK is a public company as defined in the Swedish Companies Act. In some instances, under Swedish law, a public company is obligated to add “(publ.)” to its company name.

Interim Report January - March 2010

Statement by the President

SEK remains prepared

The financial year 2009 saw significant turmoil and volatility in the world’s financial markets. It was a period that clearly showed that SEK’s task of ensuring access to long-term financing for Swedish exporters are important and, at times, vital for the Swedish export industry. In the first quarter of 2010 we have seen signs that the markets are starting to recover and that liquidity in the financial system is gradually improving.

For SEK, this means that our business volumes are now approaching more normal levels. But it is still early to conclude that the financial crisis is over. The markets are still fragile and there is a tangible risk that disturbances in the market could once again lead to financing problems for companies. If this should occur, SEK remains fully prepared to ensure, at short notice, that Swedish exporters have access to financing and are thus able to contribute to that they retain their international competitiveness.

SEK’s operating profit (IFRS) for the first quarter amounted to Skr 279.2million, which is a Skr 88.4 million decrease compared with the first quarter of 2009. Adjusted operating profit amounted to Skr 318.7 million, compared with Skr 477.7 million for the corresponding period in 2009.This decrease was primarily due to lower net interest income, partly due to slightly lower margins and costs relating to the Swedish government’s stability fund, which relate also to 2009. Although earnings were lower than in the same period of the previous year, the result nevertheless is satisfactory.

It is pleasing to note that, so far this year, SEK has carried out transactions with a number of new customers. Cooperation with Swedish and international banks are important and are a high priority. Together with the banks we are able to provide better and simpler solutions to help Swedish exporters operate in global markets. We nevertheless retain our conservative business model of low risk and high capacity for new lending. This helps make us a stable financial partner that can be relied on, even during tough times. This is the way we provide the greatest benefit for our customers.

Peter Yngwe

President

Tentative start to the year

Demand for funding has declined slightly, while access to financing in the financial system has improved. This has resulted in a decrease in SEK’s lending volumes compared with the first quarter of 2009.

Customer financing volumes totaled Skr 14.1 billion in the first quarter, a decrease of Skr 7.7 billion compared with the corresponding period of 2009.

Lending volumes are dominated by lending to Swedish exporters, which accounted for approximately 91 percent of total volumes. While lending to SMEs via the financial sector and to Swedish infrastructure represent important parts of SEK’s business, these areas accounted for only a small share of SEK’s lending during the period.

Access to long-term financing is an important competitive advantage for Swedish exporters’ and, during the first quarter, SEK assisted with financing for a number of important export deals. For example SEK, together with Credit Agricole, arranged EUR 248 million of financing for the supply of equipment by ABB for a power transmission line in Brazil. This equipment converts alternating current to direct current, which is an efficient way to transfer energy over long distances. The project is part of a nation-wide project which, when complete, will ensure sufficient energy supplies for Brazil’s major cities, which currently face energy shortages. This credit is 95 percent covered by guarantees from EKN.

In March, the professionalism of SEK’s lending operations was underlined when five deals in which SEK had provided financing were named Deals of the Year by the sector’s leading journal, Trade Finance Magazine.

New customer financing

(Skr billion)

	Jan-March 2010	Jan-March 2009

Lending for:
• Exporters	12.9	12.2
• SME-comapanies via the financial sector(1)	0.1	2.5
• Swedish infrastructure	1.1	6.5	(2)
Syndicated customer transactions	0.0	0.6
Total (3)	14.1	21.8

(1) For the promotion of financing of small and medium-sized export firms.

(2) Principally short-term financing to Swedish municipalities, among other things as an alternative to short-term liquidity placement.

(3) Of which Skr 9.7 billion (Y-e 2009: Skr 2.4 billion) has not yet been disbursed.

New customer financing by sector

(excluding syndicated customer transactions)

New customer financing

(Skr billion)

Structured funding during the first quarter

SEK’s funding operations have been successful and focused primarily on structured borrowing during the first quarter. SEK borrowed a total of Skr 17.4 billion, with Japan serving as a particularly successful funding market for SEK.

In the first quarter, SEK’s new borrowing amounted to Skr 17.4 billion, which was an increase of Skr 0.8 billion compared with the same period in 2009. Funding markets remain more volatile than they were before the financial crisis. SEK has therefore adapted its volumes of borrowing to be even more in line with lending volumes than before. This has meant an increase of smaller-sized transactions. SEK carried out a total of 140 transactions during the period.

SEK’s funding was dominated by structured borrowing on the Japanese private bond market. Japan accounted for about 50 percent of SEK’s total volume of borrowing. The second-largest market was the U.S., which accounted for approximately 20 percent of total new borrowing. Also there the private bond market was successful for SEK. Borrowing on European markets decreased compared with 2009, accounting for around 11 percent of total volumes in the first quarter of 2010. However, the Swiss public capital market continues to be attractive to SEK. In the first quarter of 2010, SEK issued a seven-year 150 million Swiss franc-denominated bond in that market.

SEK’s active borrowing is particularly important in times of uncertainty and volatility. The company’s strong liquidity ensures that the Swedish export industry has access to long-term financial solutions, in both good and difficult times.

New borrowing

Long-term borrowing (Skr billion)

Markets, first quarter 2010

Products, first quarter2010

Comments to the consolidated financial accounts

Income statement and performance measurement

SEK discloses both operating profit (calculated in accordance with IFRS) and an adjusted measure of operating profit (that we refer to as our “adjusted operating profit” or “Core Earnings”). Adjusted operating profit (Core Earnings) excludes from operating profit certain market valuation effects, as calculated under IFRS.

 Core Earnings is a supplementary metric to operating profit (IFRS). Core earnings reflect the economic impact of SEK’s business due to that the operating profit (IFRS) values positions at market value which SEK have the intention and the ability to hold to maturity. Adjusted operating profit (CoreEarnings) does not reflect the mark-to-market valuation effects.

Performance measurement and return on equity

	Jan-Mar	Oct-Dec	Jan-Mar	Jan-Dec
(Skr mn)	2010	2009	2009	2009
Operating profit	279.2	693.8	367.6	2,368.6
Elimination for change in market valuation according to IFRS (Note 2)	39.5	-356.7	110.1	-769.3
Adjusted operating profit (Core Earnings)	318.7	337.1	477.7	1,599.3
After-tax return on equity (Operating profit)	6.1%	19.7%	10.4%	16.8%
After-tax return on equity (Core Earnings)	7.9%	9.2%	13.0%	10.9%

First quarter 2010

Operating profit (IFRS)

Operating profit (IFRS) for the first quarter of 2010 amounted to Skr 279.2 million which was a decrease of 24 percent compared to the same period of 2009 (1Q09: Skr 367.6 million). The decrease in operating profit compared to the same period of the previous year was mainly due to lower net interest revenues and reduced profits from the repurchase of bonds, effects which were partially offset. The decline, however, was partially compensated for by reduced provisions for possible loan losses and a decrease in unrealized losses on the revaluation of financial assets and liabilities at fair value.

Net interest revenues

Net interest revenues for the first quarter totalled Skr 414.8 million, a decrease of 27 percent from the same period last year(1Q09: Skr 571.2 million). The decrease was partly due to lower margins in the business and partly due costs related to the state’s stability fund that also covers fiscal year 2009.

Costs related to the state stability fund amounted to Skr 79.9 million (-) and concerns the statutory fee payable in accordance with the law on state aid to financial institutions. The cost includes the most part of the fiscal year 2009.

The average margin of debt-financed assets was 0.39 percent, a decrease of 36 percent (1Q09: 0.62 percent). The decrease in margin was partly due to lower margins in the business and, partly due to costs related to SEK’s access to the state’s stability fund, which also covers fiscal year 2009. Lower margins in the business were mainly attributable to the positive impact on margin that SEK experienced in 2009 as a result of being able to borrow U.S. dollars on unusually favourable terms to fund its credit and liquidity portfolio which has slowed down in 2010.

The average amount of debt-financed assets amounted to Skr 321.3 billion during the period, an increase of 2 percent from the corresponding period of 2009 (1Q09: Skr 314.1 billion). The average size of the credit portfolio increased compared to the same period last year due to the fact that, during 2009, SEK was one of the few sources of funding in the Swedish credit market. The average volume in the liquidity portfolio decreased compared to the same period last year.

Net results of financial transactions

The net results of financial transactions for the first quarter totaled Skr -20.4 million (1Q09: Skr 97.3 million). The decrease was due to reduced profits from the repurchase of bonds issued by SEK, which, however, were partially offset by a decrease in unrealized losses on the revaluation of financial assets and liabilities at fair value. Our repurchases of bonds were significantly higher in the first quarter last year as a result of the needs of investors during the financial crisis. The activity has since returned to more normal levels.

Personnel expenses and other expenses

Personnel expenses totaled Skr 63.1 million (1Q09: Skr 70.3 million) and other expenses totaled Skr 42.9 million (1Q09: Skr 35.8 million). Other expenses for the first quarter of 2010 did not include any accrual for the cost for the general personnel incentive system, whereas the corresponding cost last year amounted to Skr 5.1 million.

Impairment of financial assets

Impairments of financial assets amounted to Skr 7.9 million during the first quarter (1Q09: Skr 200.7 million). During the first quarter of 2010, the need for provisions for credit losses declined compared with the first quarter in 2009 when provisions were made, among other things related to Glitnir Bank, two CDO’s with impaired credit rating, and a reserve for unnamed counterparties.

Balance sheet

Total assets and liquidity

SEK’s total assets amounted to Skr 371.2 billion as of March 31, 2010 relatively unchanged from the level at year-end 2009 (Y-e 2009: Skr 371.6 billion). There were also no significant changes in either the credit portfolio or the liquidity portfolio.

The total amount of credits outstanding and credits committed though not yet disbursed was Skr 231.6 billion at period-end, which was a decrease of 0.3 percent from the 2009 year-end (Y-e 2009: Skr 232.2 billion). Of such amount, Skr 182.5 billion (Y-e 2009: Skr 185.8 billion) represented credits outstanding, a decrease of 2 percent. Of credits outstanding, Skr 17.1 billion (Y-e 2009: Skr 14.3 billion) represented credits in the S-system, (see Note 8).

The aggregate amount of outstanding offers for new credits totaled Skr 72.5 billion as of March 31, 2010 (Y-e 2009: Skr 84.5 billion), a decrease of 14 percent. Of the aggregate amount of outstanding offers Skr 62.5 billion (Y-e 2009: Skr 77.5 billion) was related to the S-system. The decrease in the volume of outstanding offers was due to less attractive CIRR (Commercial Interest Reference Rate) interest rates, and the fact that the aggregate demand for export credits has decreased because of better opportunities for companies to get funding from Swedish and foreign banks.

There were no major shifts in the composition of SEK’s total risk exposures. Of the total risk exposure at March 31, 2010, 44 percent (Y-e 2009: 44 percent) was to financial institutions and asset-backed securities; 41 percent (Y-e 2009: 40 percent) was to central governments and government export credit agencies; 6 percent (Y-e 2009: 6 percent) was to local and regional authorities; and 9 percent (Y-e 2009: 10 percent) was against corporates. SEK’s exposure to derivative counterparties is significantly limited compared with the volume of derivatives shown as assets, since most derivatives are subject to collateral agreements. For additional information, see the table Counterparty Risk Exposures below.

SEK’s hedging relationships are expected to be highly effective in offsetting changes in fair values attributable to hedged risks. The gross values of certain balance sheet items, which effectively hedge each other (primarily derivatives and senior securities issued by SEK), require complex judgments regarding the most appropriate valuation techniques, assumptions and estimates. If different valuation models or assumptions were used, or if assumptions changed, this could produce different valuation results. Excluding the impact on valuation of spreads on SEK’s own debt (which can be significant), such changes in fair value would generally offset each other; with little impact on the value of net assets (see Notes 6 and 7).

Liabilities and equity

The aggregate volume of funds borrowed and shareholders’ funds exceeded the aggregate volume of credits outstanding and credits committed though not yet disbursed at all maturities. Accordingly, all credit commitments were funded through maturity.

Changes in fair value in other comprehensive income

Changes in fair value reported through other comprehensive income amounted to Skr 112.3 million (1Q09: Skr 233.4 million) after tax, of which Skr 81.5 million (1Q09: Skr 163.7 million) was related to available-for-sale securities and Skr 30.8 million (1Q09: Skr 69.7 million) was related to derivatives in cash flow hedges. The change in fair value of the shares in Swedbank held by SEK a change of Skr 68.2 million after tax (1Q09: Skr 148.7 million) is included in the changes in fair value in the available-for-sale assets. As of March 2009, in connection with the settlement of a claim against Sparbanksstiftelsernas Förvaltnings AB (“SFAB”), SEK came to an agreement with SFAB by which SEK assumed ownership of 25,520,000 shares in Swedbank AB representing approximately 3.3 percent of Swedbank’s total share capital and votes. On June 16, 2009 SEK received a claim from SFAB challenging the agreement related to the transfer of ownership in shares of Swedbank AB, which claim has been rejected by SEK. SEK has taken part in the new issue of shares in Swedbank AB. Payment for shares of SKr 497.6 million has been paid the 6 October 2009. SEK’s holding in Swedbank AB remains at 3.3 percent and the number of shares amounts to 38,280,000 for participation in the rights issue. On October 26, 2009, SEK received an additional claim from SFAB relating to the value of SEK’s entire current stake in Swedbank (38,280,000 shares), including market valuation changes. These shares had an acquisition cost of Skr 997.6 million and have a book value of Skr 2,802.6 million, which corresponds to the fair value. The additional claim does not affect SEK’s previous conclusion that SFAB has no valid claim, and, therefore, it has been rejected.  On November 11, 2009, SFAB announced that it had initiated arbitration proceedings. On March 1, 2010, SFAB submitted a statement of claim against SEK at the Arbitration Institute of the Stockholm Chamber of Commerce. On March 5, 2010, SFAB also submitted an application for summons against SEK in the said dispute to the City Court of Stockholm. SEK still considers that SFAB’s demands are unfounded and has therefore not made any financial provisions in respect of any of the actions taken by SFAB as described above.

Capital Adequacy

The capital adequacy ratio calculated according to Basel-II, Pillar 1, at March 31, 2010, was 20.1 percent (Y-e 2009: 19.8 percent) before taking into account the effects of certain transitional rules after taking into account the effects of these transitional rules the capital adequacy ratio at March 31, 2010 was 19.8 percent (Y-e 2009: 18.7 percent), of which the Tier-1-ratio was 18.9 percent (Y-e 2009: 17.9 percent). Basel II, Pillar I stipulates that the capital adequacy ratio must not be less than 8 percent, of which the Tier-1-ratio must not be less than 4 percent. For additional information, see the section Capital adequacy and counterparty risk exposures and Note 11 below.

Post-balance sheet events

At SEK’s Annual General Meeting held on April 29, 2010, it was decided, among other things, to approve of the proposal from the Board of Directors and the President to pay a dividend to the sole shareholder (the Swedish state) of Skr 518.0 million.  Furthermore, Jan Belfrage was elected as a new Board member.

Consolidated Income Statements (unaudited)

		Jan-Mar,	Oct-Dec,	Jan-Mar,	Jan-Dec,
Skr mn	Note	2010	2009	2009	2009

Interest revenues		2,980.1	4,014.6	3,354.9	13,306.4
Interest expenses		-2,565.3	-3,555.8	-2,783.7	-11,312.1
Net interest revenues		414.8	458.8	571.2	1,994.3

Commissions earned		7.4	3.2	14.3	26.2
Commissions incurred		-6.0	-5.5	-5.8	-26.4
Net results of financial transactions	2	-20.4	384.2	97.3	1,103.1
Operating income		395.8	840.7	677.0	3,097.2

Personnel expenses		-63.1	-109.2	-70.3	-312.2
Other expenses		-42.9	-51.9	-35.8	-159.0
Depreciations and amortizations of non-financial assets		-3.1	3.7	-3.2	-11.1
Recovered credit losses	3	0.4	35.5	0.6	36.7
Impairment of financial assets	3	-7.9	-25.0	-200.7	-283.0
Operating profit		279.2	693.8	367.6	2,368.6

Taxes	4	-75.5	-196.6	-97.2	-641.3
Net profit for the period (after taxes)		203.7	497.2	270.4	1,727.3

Consolidated Statements of Comprehensive Income (unaudited)

	Jan - March,	Oct - Dec,	Jan - March,	Jan - Dec,
Skr mn	2010	2009	2009	2009
Profit for the period reported via income statement	203.7	497.2	270.4	1,727.3
Other comprehensive income
Available-for-sale securities	110.5	184.5	222.2	1784.5
Derivatives in cash flow hedges	41.8	46.3	94.5	25.0
Tax effect	-40.0	-60.7	-83.3	-475.9
Total other comprehensive income	112.3	170.1	233.4	1,333.6
Total comprehensive income	316.0	667.3	503.8	3,060.9

Consolidated Balance Sheets (unaudited)

Skr mn	Note	March 31, 2010	December 31, 2009
Assets
Cash in hand		0.0	0.0
Treasuries/government bonds	5, 6	10,649.5	11,717.4
Other interest-bearing securities except credits	5, 6	120,884.8	123,378.6
Credits in the form of interest-bearing securities	5, 6	80,481.9	87,499.1
Credits to credit institutions	3, 5, 6	44,071.9	41,179.7
Credits to the public	3, 5, 6	78,557.9	75,890.1
Derivatives	6, 7	25,856.7	22,654.1
Shares and participation	6	2,802.6	2,710.1
Property, plant, equipment and intangible assets		130.4	130.7
Other assets		4,183.0	1,962.9
Prepaid expenses and accrued revenues		3,611.5	4,465.3
Total assets		371,230.2	371,588.0

Liabilities and equity
Borrowing from credit institutions	6	7,112.0	4,049.9
Borrowing from the public	6	1.3	0.0
Senior securities issued	6	319,155.0	320,745.3
Derivatives	6, 7	20,627.9	22,567.3
Other liabilities		2,767.8	2,536.5
Accrued expenses and prepaid revenues		3,448.9	3,913.7
Deferred tax liabilities		1,158.8	1,123.8
Provisions		48.5	53.5
Subordinated securities issued	6	3,138.8	3,142.8
Total liabilities		357,459.0	358,132.8

Share capital		3,990.0	3,990.0
Reserves		1,477.1	1,364.8
Retained earnings		8,100.4	6,373.1
Net profit for the period		203.7	1,727.3
Total equity		13,771.2	13,455.2

Total liabilities and equity		371,230.2	371,588.0

Collateral provided etc.
Collateral provided		None	None
Interest-bearing securities
Subject to lending		901.0	236.1

Contingent assets and liabilities	10	5.8	5.8

Commitments
Committed undisbursed credits	10	49,111.9	46,331.1

Consolidated Statement of Changes in Equity (unaudited)

			Reserves
Consolidated Group			Hedge	Fair value
Skr mn	Equity	Share capital (1)	reserve	reserve	Retained earnings	Net profit
Opening balance of equity January 1, 2009	10,394.3	3,990.0	161.5	-130.3	6,373.1
Comprehensive income Jan-March, 2009	503.8		69.7	163.7		270.4
Closing balance of equity March 31, 2009	10,898.1	3,990.0	231.2	33.4	6,373.1	270.4

Opening balance of equity January 1, 2009	10,394.3	3,990.0	161.5	-130.3	6,373.1
Comprehensive income Jan-Dec, 2009	3,060.9		18.5	1,315.1		1,727.3
Closing balance of equity December 31, 2009	13,455.2	3,990.0	180.0	1,184.8	6,373.1	1,727.3

Opening balance of equity January 1, 2010	13,455.2	3,990.0	180.0	1,184.8	8,100.4
Comprehensive income Jan-March, 2010	316.0		30.8	81.5		203.7
Closing balance of equity March 31, 2010	13,771.2	3,990.0	210.8	1,266.3	8,100.4	203.7

(1) 2,579,394 A-shares and 1,410,606 B-shares, with each A-share and each B-share having a par value of Skr 1,000.  At the Annual General Meeting April 29, 2010, the Articles of Association was changed so that the division of the company’s shares into A-shares and B-shares was abolished.

The Government has established a guarantee fund of callable capital, amounting to Skr 600 million in favour of SEK. SEK may call on capital under the guarantee if SEK finds it necessary in order to be able to fulfill its obligations.

Consolidated Statements of Cash Flows, Summary (unaudited)

	Jan - Mar,	Jan - Mar,
(Skr mn)	2010	2009
Cash flow from operating activities	-799.1	6,447.9
Cash flow from investing activities	-2.7	-3.8
Cash flow from financing activities	4,282.8	1,721.9
Net decrease (-) /increase (+) in cash and cash equivalents (1)	3,481.0	8,166.0

Cash and cash equivalents at beginning of year	17,636.5	23,771.1
Net decrease (-) /increase (+) in cash and cash equivalents (1)	3,481.0	8,166.0
Exchange rate differences on cash and cash equivalents	-6.7	6.5
Cash and cash equivalents at end of period	21,110.8	31,943.6

(1) Liquid assets refer to cash, cash equivalents and short-term investments where the amount is known in advance and where time to maturity not exceeding three months. According to Note 5, total deposits and current accounts in the Group amounts to Skr 21,747.9 million (Y-e 2009: 18,736.5), of which Skr 637.2 million (Y-e 2009: 1,100.0) is intended for longer duration than three months. Cash and cash equivalents are included in the balance sheet under the item Loans and advances to credit institutions.

Capital adequacy and counterparty risk exposures

Capital requirements

The capital adequacy ratio of SEK as a consolidated financial entity, calculated according to Basel II, Pillar 1, as of March 31, 2010 was 20.1 percent (Y-e 2009: 19.8 percent) before taking into account the effects of transitional rules (see below). Taking such rules into account, the capital adequacy ratio of SEK as a consolidated financial entity as of March 31, 2010 was19.8 percent (Y-e 2009: 18.7 percent). The Tier-1-ratio as of March 31, 2010 was 18.9 percent (Y-e 2009: 17.9 percent). For SEK, the legal, formal capital requirement is expected to decrease, since new capital adequacy regulations better reflect the low risk in SEK’s credit portfolio. The full effect of the decreased capital requirement will not be reached until 2012.

For further information on capital adequacy, risks and the transition to Basel-II, see Note 11 in this report and the Risk section of SEK’s Annual Report for 2009. The risks that are described in the Annual Report for 2009 remains materially accurate as of the date hereof.

Capital Requirements in Accordance with Pillar 1

	March 31, 2010		December 31, 2009
(Skr mn)	Weighted Claims	Required Capital	Weighted Claims	Required Capital
Credit Risk Standardised Method	821	66	842	67
Credit Risk IRB Method	62,041	4,963	62,349	4,988
Currency Exchange Risks	—	—	—	—
Operational Risk	3,137	251	3,137	251
Total Basel II	65,999	5,280	66,328	5,306

Basel-I Based Additional requirement (1)	1,319	105	3,880	311
Total Basel II inkl. Additional Requirement	67,318	5,385	70,208	5,617

Total Basel I	84,147	6,732	87,760	7,021

(1) The item “Basel I Based Additional Requirements” is calculated in accordance with § 5 in the law (2006:1372) on implementation of the new capital adequacy requirements (2006:1371).

Capital Base

(Skr mn)	March 31, 2010	December 31, 2009
Primary Capital (Tier-1)	12,700	12,556
Supplementary Capital (Tier-2)	597	606
Of which:
Upper Tier-2	181	181
Lower Tier-2	416	425
Total Capital Base (2)	13,297	13,162

Adjusted Tier-1 Capital (3)	13,300	13,156
Adjusted Total Capital Base	13,897	13,762

(2) Total Capital Base, including expected loss surplus in accordance with IRB calculation. The Capital Base include net profit for the period less proposed and expected dividend related to the said period. The capital base has been reduced by the book value of shares in Swedbank AB, Skr 2,802.6 million, because the value exceeds 10 percent of the total capital base.

(3) The adjusted adequacy ratios are calculated with the inclusion in the capital base of the state provided guaranteee, amounting to Skr 600 million to which SEK has access, in addition to the legal primary-capital base.

Capital Adequacy Analysis (Pillar 1)

	March 31, 2010		December 31, 2009
(Skr mn)	Excl. Basel-1 based add. Requirement	Incl. Basel-1 based add. Requirement	Excl. Basel-1 based add. Requirement	Incl. Basel-1 based add. Requirement
Total Capital Adequacy	20.1%	19.8%	19.8%	18.7%
Of which:
Related to Primary Capital (Tier-1)	19.2%	18.9%	18.9%	17.9%
Related to Supplementary Capital (Tier-2)	0.9%	0.9%	0.9%	0.9%
Of which:
Upper Tier-2	0.3%	0.3%	0.3%	0.3%
Lower Tier-2	0.6%	0.6%	0.6%	0.6%
Adjusted total	21.1%	20.6%	20.7%	19.6%
Of which:
Adjusted Tier-1	20.2%	19.8%	19.8%	18.7%

Capital Adequacy Quota (4)	2.52	2.47	2.48	2.34

(4) Capital Adequacy Quota = Total Capital Base/Total Required Capital

Counterparty risk exposures

(Skr billion)	Total				Credits & Interest-bearing securitites				Undisbursed credits, Derivatives, etc
Classified by type of	March 31, 2010		December 31, 2009		March 31, 2010		December 31, 2009		March 31, 2010		December 31, 2009
counterparty	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Belopp	%
Central Governments (1)	131.3	33	125.6	32	88.6	27	86.4	26	42.7	67	39.2	64
Regional governments	24.6	6	24.0	6	24.1	7	23.2	7	0.5	1	0.8	1
Government export credit agencies	32.5	8	33.5	8	29.0	9	30.0	9	3.5	5	3.5	6
Financial institutions	138.3	36	137.9	35	122.6	37	123.3	37	15.7	24	14.6	24
Asset backed securities	30.7	8	33.9	9	30.7	9	33.9	10	0.0	0	0.0	0
Corporates	37.3	9	38.7	10	34.7	11	35.3	11	2.6	3	3.4	5
Total	394.7	100	393.6	100	329.7	100	332.1	100	65.0	100	61.5	100

(1) Includes exposures to the Swedish Export Credits Guarantee Board (EKN).

The tables below includes current aggregated information regarding SEK’s total net exposures (after effects related to risk-coverage) related to asset-backed securities held and current rating. Ratings in the table as of 31 March 2010 are stated as the second lowest of the ratings from Standard & Poor’s, Moody’s and Fitch. When only two ratings are available the lowest is stated. All of these assets represent first-priority tranches, and they have all been rated ‘AAA’/’Aaa’ by Standard & Poor’s or Moody’s at acquisition.

Asset-backed securities held

	March 31, 2010
									...of which	...of which		...of which		...of which		...of which
Net exposures (Skr mn)		Credit	Auto		Consumer				rated	rated		rated		rated		CDO rated
Exposure	RMBS	Cards	Loans	CMBS	Loans	CDO	CLO	Total	‘AAA’	‘AA+’		‘AA’		‘A+’		‘CCC’
Australia	5,661							5,661	5,661
Austria			34					34	34
Belgium	828							828	828
France			310					310	310
Germany			977	81				1,058	1,058
Ireland	1,190						290	1,480	1,190					290	(2)
Japan			21					21	21
Netherlands	1,323		30				316	1,669	1,639	30	(2)
Portugal	441							441	441
Spain	1,313		196		282		521	2,312	1,563	338	(2)	411	(2)
United Kingdom	11,070	925						11,995	11,995
United States		487				307	3,694	4,488	2,295	1886	(2)					307	(1)
Total	21,826	1,412	1,568	81	282	307	4,821	30,297	27,035	2,254		411		290		307

(1) These assets consist of two CDOs (first-priority tranches) with end-exposure to the U.S market. There have been no delays with payments under the tranches. However, the ratings of the assets have been downgraded dramatically during 2008 and 2009, by Standard & Poor’s from ‘AAA’ to ‘CC’, by Moody’s from ‘Aaa’ to ‘Ca’ and by Fitch from ‘AAA’ to ‘CCC’. Due to the dramatic rating downgrades, the Company has analyzed the expected cash flows of the assets. Based on information presently known, the Company has recorded a total impairment of Skr 378.0 million for these assets.

(2) Of these assets Skr 2,063.0 million still have the highest-possible rating from at least one of the rating institutions.

	December 31, 2009
									...of which	...of which		...of which		...of which		...of which
Net exposures (Skr mn)		Credit	Auto		Consumer				rated	rated		rated		rated		CDO rated
Exposure	RMBS	Cards	Loans	CMBS	Loans	CDO	CLO	Total	‘AAA’	‘AA+’		‘AA’		‘A+’		‘CCC’
Australia	6,072							6,072	6,072
Austria			61					61	61
Belgium	880							880	880
Denmark							413	413	413
France			396		22			418	418
Germany			1,212	86				1,299	1,299
Ireland	1,306						462	1,767	1,306	173	(2)			289	(2)
Japan			26					26	26
Netherlands	1,445		47				398	1,889	1,843	47	(2)
Portugal	478							478	478
Spain	1,497		238		354		649	2,738	1,892	371	(2)	475	(2)
United Kingdom	12,026	984						13,009	13,009
United States		518				330	3,683	4,531	3,012	1189	(2)					330	(1)
Total	23,703	1,501	1,980	86	376	330	5,605	33,582	30,708	1,780		475		289		330

(1) These assets consist of two CDOs (first-priority tranches) with end-exposure to the U.S market. There have been no delays with payments under the tranches. However, the ratings of the assets have been downgraded dramatically during 2008 and 2009, by Standard & Poor’s from ‘AAA’ to ‘CC’, by Moody’s from ‘Aaa’ to ‘Ca’ and by Fitch from ‘AAA’ to ‘CCC’. Due to the dramatic rating downgrades, the Company has analyzed the expected cash flows of the assets. The Company has recorded a total impairment of Skr 353.0 million for these assets.

(2) Of these assets Skr 1,786.0 million still have the highest-possible rating from at least one of the rating institutions.

Notes

1	Applied accounting principles
2	Net results of financial transactions (Consolidated Group)
3	Impairment and past-due receivables (Consolidated Group)
4	Taxes (Consolidated Group)
5	Credits and liquidity (Consolidated Group)
6	Classification of financial assets and liabilities (Consolidated Group)
7	Derivatives (Consolidated Group)
8	S-system (Consolidated Group)
9	Segment reporting (Consolidated Group)
10	Contingent liabilities, contingent assets and commitments (Consolidated Group)
11	Capital Adequacy (Consolidated Group)
12	Post-balance sheet events (Consolidated Group)

All amounts are in Skr million, unless otherwise indicated. All figures concerns the Consolidated Group, unless otherwise indicated.

Note 1. Applied accounting principles

Since January 1, 2007 SEK has applied International Financial Reporting Standards (IFRS), as issued by the International Accounting Standard Board (IASB) and endorsed by the European Union.

This Interim Report for the Consolidated Group has been prepared in compliance with IAS 34, Interim Financial Reporting, and the Swedish Annual Accounts Act for Credit Institutions and Securities Companies.

New standards and amendments to standards and interpretations applicable from 2010 have not yet had an impact on SEK’s reporting.

The following new standards and changes in standards and interpretations could influence SEK. IFRS 9, Financial Instruments: Recognition and Measurement. This standard is a first step in a complete overhaul of the existing standard IAS 39 to reduce the number of rating categories of financial assets. This first part of the standard will be supplemented by rules on impairment, hedge accounting and valuation of liabilities.

IFRS 9 must be applied for annual periods beginning 1st of January, 2013. Early application is permitted. Since all standards have not yet been set, the SEK has not yet evaluated the effects.

IFRS 3R Business Combinations facing a number of changes in accounting for business combinations which will affect the amount of recorded goodwill, reported results for the period in which the acquisition is carried out and future reported results. The new standard will be applied in 2010. IAS 27R, Consolidated and Separate Financial Statements requires that changes in ownership interests in a subsidiary, where the majority owner does not lose control, are accounted for as equity transactions. Furthermore, changing the IAS 27R accounts when the controlling influence over a subsidiary is terminated. The new standard will be applied in 2010.

IAS 24 Related Party Disclosures. The definition of related parties has changed and some relief is given on the disclosures when the company is state owned. The amended standard must be applied from 2011 but may be earlier adopted and might reduce disclosures provided by SEK on transactions with other state-owned companies.

Financial assets are categorized into three categories for valuation; loans and receivables, financial assets at fair value through profit and loss and financial assets available for sale. Financial liabilities are categorized into two categories for valuation: financial liabilities at fair value through profit or loss and other liabilities.

With regard to financial assets, the category “loans and receivables” constitutes the main category for SEK. This category is used not only for loans originated by SEK but also for securities acquired by SEK that are not quoted on an active market. However, securities quoted on an active market cannot be classified in the category loans and receivables. Therefore, a number of securities, deemed to be quoted on an active market, are classified as available-for-sale securities.

Items in the category “loans and receivables” are measured at amortized costs, using the effective interest rate method. In the case in which one or more derivatives are used to hedge currency and/or interest rate exposures, fair value hedge accounting is applied. For certain transactions classified as loans and receivables cash flow hedge accounting is applied. Assets that are classified as available-for-sale securities are carried at fair value, with changes in fair value recognized via other comprehensive income.  However, in the case in which one or more derivatives are used to hedge currency, interest rate and/or credit exposures, such assets of derivatives hedges are classified irrevocably as financial assets at fair value through profit or loss.

All other senior securities that are issued by SEK and are not classified as financial liabilities at fair value through profit or loss are classified as other financial liabilities and measured at amortized costs, using the effective interest rate method. In the case in which one or more derivatives is used to hedge currency, interest rate, and/or other exposures, fair value hedge accounting is applied. Subordinated debt is classified under “other financial liabilities” and is mainly subject to fair value hedge accounting. When applying fair value hedge accounting to perpetual subordinated debt, hedging of the subordinated debt is recorded for the time period which corresponds to the duration of the derivative.

In accordance with IAS 39 all derivatives must be measured at fair value. In order to give a true and fair view of its active and extensive risk management operations SEK finds it necessary to use the option provided by IAS 39 to account for economic hedging activities. With regards to accounting for economic hedges according to IAS 39, one of the two main alternatives available to SEK is to apply hedge accounting. With regard to hedging of financial exposures in financial transactions, either fair-value hedge accounting or cash-flow hedge accounting may be applied.

In its normal course of business, SEK uses, and is a party to, different types of derivatives for the purpose of hedging or eliminating SEK’s interest-rate, currency-exchange-rate and other exposures. Derivatives are always classified as financial assets or liabilities at fair value through profit and loss except in connection with hedge accounting. In the cases where SEK decides to categorize a financial asset or liability at fair value through profit and loss the purpose is always to avoid the mismatch that would otherwise arise in the income statement resulting from the fact that the derivative, which economically hedges the risk in such asset or liability, is valued at fair value through profit and loss. Some credit default swap contracts are derivatives and accordingly classified as financial assets or liabilities at fair value through profit or loss, whereas others are classified as financial guarantees and therefore carried at amortized cost. When SEK classifies a credit default swap as a financial guarantee SEK always own the referenced debt and the potential loss is limited to the actual loss potentially incurred by SEK related to its holding of the referenced debt.

Fair-value hedge accounting may be applied in the case of transactions in which a derivative is used to hedge a fixed interest rate risk arising from a hedged asset or liability. The same derivative or another derivative may also be used to hedge foreign exchange risk or credit risk. When applying fair-value hedge accounting, the amortized-cost value of the underlying hedged item is re-measured to reflect the change in fair value attributable to the exposure that has been hedged.

In some instances, cash-flow hedge accounting has been used in SEK’s accounting. When applying cash-flow hedge accounting, the hedged item is measured at amortized costs measured via profit or loss while fair value changes in the derivative are measured directly via other comprehensive income.

The other alternative (besides hedge accounting) is to designate fixed interest rate assets and liabilities that are hedged by derivatives irrevocably at initial recognition as instruments at fair value through profit or loss. One main difference between those two alternatives is that the latter involves valuing of the hedged item at its full fair value, while, when applying fair-value hedge accounting, the underlying asset or liability which is hedged is valued at fair value through profit or loss only with regard to the components which the derivative serves to hedge.

When changes in the difference between fair value and amortized cost (unrealized gains or losses) are recorded in the income statement they are reported as one component of net results of financial transactions. When changes in the difference between fair value and amortized cost (unrealized gains or losses) are recorded via other comprehensive income, the accumulated changes are reported as a separate component of reserves within equity.

SEK from time to time reacquires its debt instruments whereby the reported value of debt is removed from the balance sheet. The difference between the amount paid and the reported value when reacquiring SEK’s own debt instruments is accounted for in the income statement as one component of net results of financial transactions.

Equity in the Consolidated Group consists of the following items: share capital; reserves, retained earnings and net profit for the period. Retained earnings include a legal reserve and the after-tax portion of untaxed reserves.

Note 2. Net results of financial transactions (Consolidated Group)

	Jan-March	Jan-March	Jan-Dec
Skr mn	2010	2009	2009
Net result of financial transactions was related to:

Currency exchange effects on assets and liabilities excluding assets and liabilities valued at fair value	2.3	16.8	31.5

Realized net gains on repurchased debt, etc.	16.8	190.6	302.3
Total net result of financial transactions, before certain fair value changes	19.1	207.4	333.8

Changes in fair value related to financial assets, financial liabilities and related derivatives	-39.5	-110.1	769.3
Total net result of financial transactions	-20.4	97.3	1103.1

Note 3. Impairment and past-due receivables (Consolidated Group)

	Jan-March	Jan-March	Jan-Dec
(Skr mn)	2010	2009	2009
Recovered credit losses	0.4	0.6	36.7
Total recovery	0.4	0.6	36.7

Write-down of impaired financial assets (1), (2), (3)	-7.7	-231.3	-436.0
Reversal of previous write-downs (4)	—	35.1	531.0
Loan losses (4)	-0.2	-4.5	-378.0
Net impairment of financial assets	-7.9	-200.7	-283.0

Balance brought forward	-939.9	-1,028.5	-1,028.5
Impaired financial assets sold at book value (5)	—	2.8	371.6
Net impairment of financial assets	-7.9	-200.7	-283.0
Balance carried forward	-947.8	-1,226.4	-939.9

(1) Of which impairment has been recorded of Skr 0.0 million (3M09: Skr 70.0 million) for the three-month period ending March 31, 2010, with regard to an exposure against Glitnir Bank, which makes the total of such impairment to Skr 459.0 million (12/ 31/2009: Skr 459.0 million). The asset has a book value before write-down of Skr 498.9 million (12/31/2009: Skr 514.0 million).

(2) Of which an impairment has been recorded of Skr 25.5 million (3M09: Skr 64.6 million) for the three-month period ending March 31, 2010, regarding two CDOs, increasing the total of such impairment to Skr 378.4 million (12/ 31/2009: Skr 352.9 million). The assets had a book value before the impairment of Skr 685.8 million (12/ 31/2009: Skr 683.5 million). SEK has investments in two CDOs (first-priority-tranches) with end-exposure to the U.S. sub-prime market. The rating of the CDOs has been downgraded severely during 2008 and 2009. Based on information presently known, SEK makes the assessment that the assets would not generate sufficient cash flow to cover the Company’s claim.

(3) Of which a dissolution of Skr 15.0 million (1Q09: Skr -85.6 million) for the three-month period ending March 31, 2010. This means that provision for bad debt amounted to Skr 70.0 million (4Q09: Skr 85.0 million). The provision for bad debts is not linked to a specific counterparty but relates to deterioration in credit quality related to credits not included in the individual reserves.

(4) Mainly related to Venantius.

(5) Impaired financial assets in Venantius sold at book value.

Past-due receivables

In accordance with the Swedish Financial Supervisory Authority’s regulations, the Company reports credits with a principal or interest that is more than 90 days past-due as past-due credits.

	March 31, 2010	December 31, 2009
(Skr mn)	Consolidated	Consolidated
Past-due and doubtful credits:	Group	Group
Past-due credits (1):
Aggregate amount of principal and interest more than 90 days past-due	0.0	0.0

Principal amount less than 90 days past-due on such credits	0.0	0.0

Principle amount not past-due on such amount	0.0	0.0

(1) Credits past due have been impaired in accordance with the amount expected to be settled.

Of the aggregate amount of principal and interest past-due Skr 0.0 million (12/ 31/2009: Skr 0.0 million) were due for payment more than three but less than six months ago, and Skr 0.0 million (12/ 31/2009: Skr 0.0 million) were due for payment more than six but less than nine months ago.

Note 4. Taxes (Consolidated Group)

The reported amount of taxes represents current tax and deferred tax. Deferred tax includes tax effects for the difference between reported values and tax values of assets and liabilities including untaxed reserves (temporary differences).

Note 5. Credits and liquidity (Consolidated Group)

SEK considers credits in the form of interest-bearing securities as a part of SEK’s total credits. However, deposits with banks and states, as well as cash, are not a part of total credits, although they are recorded in the items “credits to credit institutions” and “credits to the public”. Thus, SEK’s total credits and liquidity are calculated as follows:

(Skr mn)	March 31, 2010	December 31, 2009
Credits:
Credits in the form of interest-bearing securities	80,481.9	87,499.1
Credits to credit institutions	44,071.9	41,179.7
Credits to the public	78,557.9	75,890.1
Less:
Deposits, nostro and repos	-21,747.9	-18,736.5
Total credits	181,363.8	185,832.4

Liquidity:
Treasuries/government bonds	10,649.5	11,717.4
Other interest-bearing securities except credits	120,884.8	123,378.6
Deposits, nostro and repos	21,747.9	18,736.5
Total liquidity	153,282.2	153,832.5

Total interest-bearing assets	334,646.0	339,664.9

Note 6. Classification of financial assets and liabilities (Consolidated Group)

Financial assets by accounting category:

	March 31, 2010
		Financial assets at fair value through profit or loss
Skr mn	Total	Held for trading Derivatives used for economic hedges (3)	Designated upon initial recognition (FVO)	Derivatives used for hedge accounting	Available for sale (1)	Loans and receivables (2)
Treasuries/government bonds	10,649.5					10,649.5
Other interest-bearing securities except credits	120,884.8		6,412.9		4,497.9	109,974.0
Credits in the form of interest-bearing securities	80,481.9		2,560.8			77,921.1
Credits to credit institutions	44,071.9					44,071.9
Credits to the public	78,557.9					78,557.9
Shares and participation(10)	2,802.6				2,802.6
Derivatives	25,856.7	15,448.5		10,408.2
Total financial assets	363,305.3	15,448.5	8,973.7	10,408.2	7,300.5	321,174.4

At March 31, 2010 no assets were classified as held for trading.

Financial liabilities by accounting category:

	March 31, 2010
		Financial liabilities at fair value through profit or loss
Skr mn	Total	Held for trading Derivatives used for economic hedges (5)	Designated upon initial recognition (FVO)	Derivatives used for hedge accounting	Other financial liabilities (4)
Borrowing from credit institutions	7,112.0	233.0			6,879.0
Borrowing from the public	1.3				1.3
Senior securities issued	319,155.0		147,589.0		171,566.0
Derivatives	20,627.9	18,454.5		2,173.4
Subordinated securities issued	3,138.8				3,138.8
Total financial liabilities	350,035.0	18,687.5	147,589.0	2,173.4	181,585.1

Financial assets by accounting category:

	December 31, 2009
		Financial assets at fair value through profit or loss
Skr mn	Total	Held for trading Derivatives used for economic hedges (7)	Designated upon initial recognition (FVO)	Derivatives used for hedge accounting	Available for sale	Loans and receivables (6)
Treasuries/government bonds	11,717.4					11,717.4
Other interest-bearing securities except credits	123,378.6		7,399.3		3,211.9	112,767.4
Credits in the form of interest-bearing securities	87,499.1		2,637.4			84,861.7
Credits to credit institutions	41,179.7					41,179.7
Credits to the public	75,890.1					75,890.1
Shares and participation(10)	2,710.1				2,710.1
Derivatives	22,654.1	15,379.1		7,275.0
Total financial assets	365,029.1	15,379.1	10,036.7	7,275.0	5,922.0	326,416.3

At December 31, 2009 no assets were classified as held for trading.

Financial liabilities by accounting category:

	March 31, 2009
		Financial liabilities at fair value through profit or loss
Skr mn	Total	Held for trading Derivatives used for economic hedges (9)	Designated upon initial recognition (FVO)	Derivatives used for hedge accounting	Other financial liabilities (8)
Borrowing from credit institutions	4,049.9				4,049.9
Borrowing from the public	0.0
Senior securities issued	320,745.3		140,756.2		179,989.1
Derivatives	22,567.3	19,984.1		2,583.2
Subordinated securities issued	3,142.8				3,142.8
Total financial liabilities	350,505.3	19,984.1	140,756.2	2,583.2	187,181.8

As of July 1, 2008, and October 1, 2008, SEK has reclassified assets to the category loans- and receivables from the categories held-for-trading and assets available-for-sale. The reason for the reclassification was that those assets have been illiquid due to the extraordinary market conditions which existed during the second half-year of 2008 due to the financial crisis and that the Company assesses itself to be able to hold the assets to maturity, there being therefore no need for impairment of securities held for trading or securities available for sale. The securities previously held-for-trading are not longer hold with the intention to sell them during the foreseeable future. The reclassified assets consists of interest-bearing fixed rate bonds. At the time of reclassification the expected cash flows of the reclassified assets amounted to contractual amounts, which includes interest and nominal amount.

Reclassification has been made of the fair value of assets previously accounted for as held-for-trading securities to the category “loans- and receivables”. Reclassification occurred as of October 1, 2008 with retroactive effect until July 1, 2008. The reclassification has affected the result by avoiding a positive earnings effect of Skr 3.3 million for the period January 1 to March 31, 2010 and it has affected the result by avoiding a negative earnings effect of Skr 51.3 million for the period January 1 to March 31, 2009. The reclassification has affected the result by avoiding a positive earnings effect of Skr 142.0 million for the period January 1 to December 31, 2009. Of the period January 1 to March 31, 2010 total interest revenues Skr 17.9 million is derived from the reclassified assets and of the period January 1 to March 31, 2009 total interest revenues Skr 63.6 million is derived from these assets. Of the period January 1 to December 31, 2009 total interest revenues Skr 152.6 million is derived from the reclassified assets. The weighted avarage effective rate for these assets amounts to 1.8 percent.

	March 31, 2010			December 31, 2009
Skr mn	Nominal value	Book value	Fair value	Book value	Fair value
Reclassified financial assets:
Other interest-bearing securities except credits	3,999.4	4,028.3	4,026.5	4,884.5	4,879.4

	December 31, 2009			December 31, 2008
Skr mn	Nominal value	Book value	Fair value	Book value	Fair value
Reclassified financial assets:
Other interest-bearing securities except credits	4,852.1	4,884.5	4,879.4	7,612.3	7,465.2

(1) Reclassification has been made of assets earlier accounted as available-for-sale to the category “loans and receivables”. Reclassification occurred as of October 1, 2008. The reclassification has affected value changes to other comprehensive income by avoiding a positive effect of Skr 23.1 million for the period January 1 to March 31, 2010 and for the period January 1 to March 31, 2009 it has affected value changes to other comprehensive income by avoiding a negative effect of Skr 54.7 million. For the period January 1 to December 31, 2009 the reclassification has affected value changes to other comprehensive income by avoiding a positive effect of Skr 360.2 million. Of the period January 1 to March 31, 2010 total interest revenues Skr 37.3 million is derived from these reclassified assets and of the period January 1 to March 31, 2009 total interest revenues Skr 94.4 million is derived from these assets. Of the period January 1 to December 31, 2009 total interest revenues Skr 247.7 million is derived from the reclassified assets. The weighted average effective rate for these assets amounts to 1.6 percent. During 2009 more assets in the category available-for-sale have been acquired.

	March 31, 2010			December 31, 2009
Skr mn	Nominal value	Book value	Fair value	Book value	Fair value
Reclassified financial assets:
Other interest-bearing securities except credits	5,603.6	5,640.0	5,619.4	6,257.9	6,214.2
Credits in the form of interest-bearing securities	3,700.6	3,762.2	3,763.3	4,167.3	4,168.4
Total	9,304.20	9,402.20	9,382.70	10,425.20	10,382.60

	December 31, 2009			December 31, 2008
Skr mn	Nominal value	Book value	Fair value	Book value	Fair value
Reclassified financial assets:
Other interest-bearing securities except credits	6,216.3	6,257.9	6,214.2	8,339.8	8,004.5
Credits in the form of interest-bearing securities	4,089.4	4,167.3	4,168.4	4,852.4	4,784.9
Total	10,305.7	10,425.2	10,382.6	13,192.2	12,789.4

(2) Of loans and receivables approximately 11 percent are subject to fair value hedge accounting and 3 percent are subject to cash-flow hedge accounting.

(3) Derivatives used for economic hedges, accounted for as held-for-trading under IAS 39.

(4) Of other financial liabilities approximately 78 percent are subject to fair value hedge accounting.

(5) Derivatives used for economic hedges, accounted for as held-for-trading under IAS 39.

(6) Of loans and receivables approximately 11 percent are subject to fair-value hedge accouting and 4 percent is subject to cash-flow hedge accounting.

(7) Derivatives used for economic hedges, accounted for as held-for-trading under IAS 39.

(8) Of other financial liabilities, approximately 80 percent are subject to fair-value hedge accounting.

(9) Derivatives used for economic hedges, accounted for as held-for-trading under IAS 39. The change in fair value for the period January 1 to March 31, 2010, that was attributable to change in credit risk related to liabilities has affected operating profit positively by Skr 164.3 million (1Q09: Skr 210.7 million) while change in fair value related to derivatives has affected operating profit negatively by Skr -20.2 million (1Q09: Skr -21.5 million).

(10) As of March 2009, in connection with the settlement of a claim against Sparbanksstiftelsernas Förvaltnings AB (“SFAB”), SEK came to an agreement with SFAB by which SEK assumed ownership of 25,520,000 shares in Swedbank AB representing approximately 3.3 percent of Swedbank’s total share capital and votes. On June 16, 2009 SEK received a claim from SFAB challenging the agreement related to the transfer of ownership in shares of Swedbank AB, which claim has been rejected by SEK. SEK has taken part in the new issue of shares in Swedbank AB. Payment for shares of SKr 497.6 million has been paid the 6 October 2009. SEK’s holding in Swedbank AB remains at 3.3 percent and the number of shares amounts to 38,280,000 for participation in the rights issue. On October 26, 2009, SEK received an additional claim from SFAB relating to the value of SEK’s entire current stake in Swedbank (38,280,000 shares), including market valuation changes. These shares had an acquisition cost of Skr 997.6 million and have a book value of Skr 2,802.6 million, which corresponds to the fair value. The additional claim does not affect SEK’s previous conclusion that SFAB has no valid claim, and, therefore, it has been rejected.  On November 11, 2009, SFAB announced that it had initiated arbitration proceedings. On March 1, 2010, SFAB submitted a statement of claim against SEK at the Arbitration Institute of the Stockholm Chamber of Commerce. On March 5, 2010, SFAB also submitted an application for summons against SEK in the said dispute to the City Court of Stockholm. SEK still considers that SFAB’s demands are unfounded and has therefore not made any financial provisions in respect of any of the actions taken by SFAB as described above.

During the three-month period ending March 31, 2010, repayments of long-term debt, including foreign exchange effects, have been totalling approximately Skr 27.8 billion (1Q09: Skr 163.8 billion), and own debt repurchased amounted to approximately Skr 1.3 billion (1Q09: Skr 10.2 billion).

Note 7. Derivatives (Consolidated Group)

Consolidated Group and Parent Company

Derivative instruments by categories:

	March 31, 2010			December 31, 2009
	Assets	Liabilities	Nominal	Assets	Liabilities	Nominal
Skr mn	Fair value	Fair value	amounts (1)	Fair value	Fair value	amounts (1)

Currency-related contracts	5,210.0	5,446.4	196,382.0	5,284.3	4,601.1	198,778.8
Interest rate-related contracts	16,515.3	6,111.7	247,712.9	12,833.5	8,784.6	256,756.6
Equity-related contracts	3,516.0	6,574.0	61,396.0	3,562.9	7,325.7	58,747.1
Contracts rel. to commodities, credit risk, etc.	615.4	2,495.8	20,701.8	973.4	1,855.9	19,425.7
Total derivatives	25,856.7	20,627.9	526,192.7	22,654.1	22,567.3	533,708.2

In accordance with SEK’s policies with regard to counterparty, interest rate, currency exchange, and other exposures, SEK uses, and SEK is a party to, different kinds of derivative instruments, mostly various interest rate-related and currency exchange related contracts (swaps, etc.). These contracts are carried at fair value in the balance sheet on a contract-by-contract basis.

SEK uses swap agreements (primarily) to hedge risk exposure inherent in financial assets and liabilities. SEK enters into swap agreements only under ISDA master agreements and all swap contracts are with financial institutions as counterparties. Counterparty risks are managed by using a Credit Support Annex. Swaps are measured at fair value by using market quoted rates where available. If market quotes are not available, valuation models are used. SEK use models to adjust the net exposure fair value for changes in the counterparty’s credit quality. The models used include both directly observable and non-observable market parameters.

SEK issues debt instruments in many financial markets. A large portion of these are hybrid instruments with embedded derivatives. SEK’s policy is to hedge the risks in these instruments using swaps with offsetting terms in order to obtain effective economic hedges. These hybrid debt instruments are classified as financial liabilities measured at fair value. As there are no market quotes for this group of transactions, valuation models are used to calculate fair value. The models used are the same for a hybrid liability and the structured swap hedging it, except for adjustments due to counterparty’s or SEK’s own credit risk. Thus, with the exception of effects from changes in counterparty and SEK’s own credit risk valuation, fair value changes in a hybrid liability are always matched by corresponding changes in the fair value of the swap that is hedging that liability. Although SEK’s credit rating has not changed during the period, the development on financial markets has to some extent affected the level at which SEK’s debt is issued. Such developments, which differ in different markets, have been taken into account in calculating the fair values for these liabilities. The models used include both directly observable and non-observable market parameters.

The nominal amounts of derivative instruments do not reflect real exposures. In the case where a collateral agreement has been negotiated with the counterparty, the threshold amount under the collateral agreement represents real exposure. In the case where no collateral agreement has been negotiated with the counterpart, the positive fair value represents the real exposure. In almost all cases SEK has negotiated collateral agreements. See the table “Counterparty Risk Exposures” in the section “Capital adequacy and counterparty risk exposures” for information regarding amounts of risk exposures related to derivatives, etcetera.

Some credit default swap contracts are derivatives and accordingly classified as financial assets or liabilities at fair value through profit or loss, whereas others are classified as financial guarantees and therefore carried at amortized cost. As of March 31 2010, the nominal amount of such financial guarantee contracts were Skr 23,661 million (Y-e 2009: Skr 25,226 million).

Note 8. S-system (Consolidated Group)

Pursuant to an agreement between SEK and the Swedish state, SEK has specific conditions for granting credits in the S-system. See Note 1(c) in the Annual Report for 2009. The remuneration from the S-system to SEK in accordance with the agreement, amounted to Skr 9.6 million for the period (1Q09: Skr 6.6 million), is shown as a part of operating income in the income statements for SEK. The assets and liabilities of the S-system are included in SEK’s balance sheets.

CIRR credits represent one of the two credit varieties in the S-system. The result in the S-system for the period amounts to Skr -55.5 million (1Q09: Skr -1.0 million) whereof the result for the CIRR-credits is Skr -46.2 million (1Q09: Skr 8.7 million).

Income statements for the S-system

	Jan - Mar,	Jan - Mar,	Jan - Dec,
(Skr mn)	2010	2009	2009
Interest revenues	144.1	123.9	493.6
Interest expenses	-190.0	-119.0	-507.2
Net interest revenues	-45.9	4.9	-13.6
Remuneration to SEK	-9.6	-6.6	-27.3
Foreign exchange effects	0.0	0.7	-2.3
Reimbursement from (to) the State	55.5	1.0	43.2
Net result	0.0	0.0	0.0

Balance sheets for the S-system

(included in SEK’s balance sheets)

(Skr mn)	March 31, 2010	December 31, 2009
Credits	17,152.7	14,356.2
Derivatives	114.2	232.5
Other assets	763.3	581.3
Total assets	18,030.2	15,170.0

Liabilities	17,350.0	14,627.9
Derivatives	680.2	542.1
Equity	—	—
Total liabilities and equity	18,030.2	15,170.0

Commitments
Committed undisbursed credits	28,197.1	26,386.2

Note 9. Segment Reporting (Consolidated Group)

SEK has implemented IFRS 8, “Segment reporting” from January 1, 2009. In accordance with IFRS 8, SEK has the following three business segments: granting of credits, advisory services and capital market products. Advisory services and capital market products are similar with respect to risks and returns. The combined revenues for the segments other than granting of credits amounted to less than 1 percent of the Consolidated Group’s total revenues and their operating profits amounted to less than 1 percent of the Consolidated Group’s total operating profit while less than 1 percent of the Consolidated Group’s total assets were attributable to these two segments. As a result, these segments are not separately reported on in these notes. SEK therefore has reported separately only on the segment “granting of credits”. The company’s management follows mainly the income measure adjusted operating profit at its follow-up. Adjusted operating profit is the operating profit excluding some market valuation effects according to IFRS.

Granting of credits include the following products and services: lending; export finance; and structured finance projects. Advisory services include the following products and services: independent consulting services. Capital market products include the following products and services: capital market products to third party investors

Income Jan-March, 2010

		External		External	Internal	Sum of
	Interest	commissions	Net interest	commissions	commissions	comissions
Skr mn	revenues	earned	revenues	earned	earned	earned
Granting of credits	2,980.1	-2,569.7	410.4	0.1	0.0	0.1
Other segments (1)	0.0	0.0	0.0	7.3	2.2	9.5
Elimination (3)	—	4.4	4.4	—	-2.2	-2.2
Total	2,980.1	-2,565.3	414.8	7.4	0.0	7.4

Income Jan-March, 2009

		External		External	Internal	Sum of
	Interest	commissions	Net interest	commissions	commissions	comissions
Skr mn	revenues	earned	revenues	earned	earned	earned
Granting of credits	3,354.8	-2,783.7	571.1	0.4	0.0	0.4
Other segments (1)	0.1	0.0	0.1	13.9	0.0	13.9
Elimination (3)	—	0.0	0.0	—	0.0	0.0
Total	3,354.9	-2,783.7	571.2	14.3	0.0	14.3

Income Jan-Dec, 2009

		External		External	Internal	Sum of
	Interest	commissions	Net interest	commissions	commissions	comissions
Skr mn	revenues	earned	revenues	earned	earned	earned
Granting of credits	13,306.1	-11,319.8	1,986.3	1.0	0.0	1.0
Other segments (1)	0.3	-0.0	0.3	25.2	46.5	71.7
Elimination (3)	—	7.7	7.7	—	-46.5	-46.5
Total	13,306.4	-11,312.1	1,994.3	26.2	0.0	26.2

	Jan - March,	Jan - March,	Jan - Dec,
	2010	2009	2009
Operating profit	Operating-	Operating-	Operating-
Skr mn	profit	profit	profit
Granting of credits	315.6	471.8	1,564.7
Other segments	3.1	5.9	34.6
Adjusted operating profit (core earnings) (2)	318.7	477.7	1,599.3
Change in value according to IFRS	-39.5	-110.1	769.3
Operating profit (4)	279.2	367.6	2,368.6

Assets (4)	March 31, 2010	December 31, 2009
Skr mn	Assets	Assets
Granting of credits	370,771.4	370,076.8
Other segments (1)	458.8	1,511.2
Elimination	—	—
Total	371,230.2	371,588.0

(1) Other segments consist of segments advisory services and capital market products.

(2) Excluding unrealized fair value changes according to IAS 39.

(3) Elimination for internal sales between segments.

(4) Including unrealized fair value changes according to IAS 39.

Note 10. Contingent liabilities, contingent assets and commitments (Consolidated Group)

Commitments are informed in connection with the balance sheet.  Contingent liabilities and commitments are disclosed in connection to liabilities related to previous credits in Venantius AB. Commitments comprise committed undisbursed credits. Such committed undisbursed credits represent credit offers that have been accepted by the customer but not yet disbursed. Of the total amount of committed undisbursed credits Skr 49,111.9 million at March 31, 2010 (Y-e 2009: Skr 46,331.1 million), committed undisbursed credits under the S-system represented Skr 28,197.1 million (Y-e 2009: Skr 26,386.2 million). Such commitments sometimes include a fixed- rate option, the cost of which is reimbursed by the State in accordance with an agreement with the State (see Note 8).

Following Lehman Brothers Holdings Inc.’s (the parent company in the Lehman Brothers group) request for bankruptcy protection on September 15, 2008, SEK replaced most of the outstanding derivative contracts the Parent Company had entered into with three different Lehman Brothers entities. In accordance with the terms of the original contracts (which generally took the form of ISDA Master Agreements), SEK prepared Calculation Statements in relation to all of these Lehman Brothers entities. The calculation statements were delivered to the respective counterparties in the beginning of October 2008.

The majority of the contracts SEK had with different Lehman Brothers entities served primarily to hedge SEK from market risk. Those contracts have been replaced with new contracts. In addition, SEK had entered into credit default swaps with Lehman Brothers entities that were accounted for as financial guarantee and therefore recorded at amortized cost. The underlying counterparties covered by these credit default swaps all now have such creditworthiness as to qualify under SEK policy to be held without credit default swap coverage. SEK has not replaced these credit default swaps. The Calculation Statements include claims for calculated costs related to replacement of these financial guarantees. SEK’s claims against Lehman Brothers associated with these financial guarantees total approximately Skr 1.4 billion, which has not been recognized in the balance sheet due to the requirement that contingent assets only be recognized when there is virtual certainty of collection. Given the unprecedented nature of the Lehman Brothers bankruptcy filing and the expected length of the bankruptcy process, an assessment has been made that the “virtual certainty of collection” threshold has not yet been met.

In June 2009, Lehman Brothers Finance S.A. (in liquidation, Price WaterhouseCoopers as appointed Liquidators) (“LBF”) notified the Parent Company that LBF was demanding the payment of amounts that LBF claimed were due under one of the original ISDA Master Agreements (the “LBF Agreement”), plus interest, rejecting SEK’s claims for cross-affiliate set-off, interest and damages, as reflected in certain of the Calculation Statements. SEK rejected LBF’s claim for payment and its other objections to the relevant Calculation Statements. SEK disagrees with LBF’s position, and intends to vigorously defend its position.

As of March 2009, in connection with the settlement of a claim against Sparbanksstiftelsernas Förvaltnings AB (“SFAB”), SEK came to an agreement with SFAB by which SEK assumed ownership of 25,520,000 shares in Swedbank AB representing approximately 3.3 percent of Swedbank’s total share capital and votes. On June 16, 2009 SEK received a claim from SFAB challenging the agreement related to the transfer of ownership in shares of Swedbank AB, which claim has been rejected by SEK. SEK has taken part in the new issue of shares in Swedbank AB. Payment for shares of SKr 497.6 million has been paid the 6 October 2009. SEK’s holding in Swedbank AB remains at 3.3 percent and the number of shares amounts to 38,280,000 for participation in the rights issue. On October 26, 2009, SEK received an additional claim from SFAB relating to the value of SEK’s entire current stake in Swedbank (38,280,000 shares), including market valuation changes. These shares had an acquisition cost of Skr 997.6 million and have a book value of Skr 2,802.6 million, which corresponds to the fair value. The additional claim does not affect SEK’s previous conclusion that SFAB has no valid claim, and, therefore, it has been rejected.  On November 11, 2009, SFAB announced that it had initiated arbitration proceedings. On March 1, 2010, SFAB submitted a statement of claim against SEK at the Arbitration Institute of the Stockholm Chamber of Commerce. On March 5, 2010, SFAB also submitted an application for summons against SEK in the said dispute to the City Court of Stockholm. SEK still considers that SFAB’s demands are unfounded and has therefore not made any financial provisions in respect of any of the actions taken by SFAB as described above.

Note 11. Capital adequacy (Consolidated Group)

Capital adequacy rules — Basel II

Since 2007, the capital requirement has been determined, primarily, based on Basel II-rules. The legislature has, however, chosen not to immediately allow the full effect of the Basel II-regulations. The reason for this is that these rules would result in a lower capital requirement than that calculated on the basis of the earlier, less risk-sensitive, Basel I-rules for those institutions that use internal rating methods. Therefore, during a transitional period initially set from 2007 to 2009, the relevant institutions (including SEK) have made parallel calculations of their capital requirement based on the earlier, less risk sensitive, Basel I-rules. In the event that the capital requirement calculated under the Basel I-rules — reduced to 95 percent of the calculated total in 2007, 90 percent in 2008, and 80 percent in 2009 — has exceeded the capital requirement based on the Basel II-rules, the capital requirement based on the Basel I-rules (reduced by the relevant percentage) has constituted the minimum capital requirement during the transitional period. The authorities decided during 2009 to extend the transitional rules to apply until the end of 2011. The capital requirement will thereby also be reduced to 80 percent of the calculated total during 2010 and 2011.

Capital requirement and capital base

SEK believes that it has a good margin above the minimum capital requirement. The capital adequacy ratio of SEK as a consolidated financial entity, calculated according to Basel II, Pillar 1, as of March 31, 2010 was 20.1 percent (19.8 percent as of December 31, 2009) before taking into account the transitional rules. Taking into account the transitional rules, the capital adequacy ratio of SEK as a consolidated financial entity as of March 31, 2010 was 19.8 percent (18.7 percent as of December 31, 2009), while the Tier-1-ratio was 18.9 percent (17.9 percent as of December 31, 2009).

Expected loss is calculated according to law and regulations, based on information from SEK’s internal ratings-based approach (IRB-approach). Such an expected loss does not represent real, individually anticipated losses, but reflects a technically calculated amount. Expected loss is a gross deduction from the capital base. This deduction is decreased by impairments of financial assets for which expected loss is calculated. If the impairments exceed the expected loss the surplus is added to the capital base. For SEK, as of March 31, 2010, the impairments exceeded the expected loss by Skr 180.7 million. The entire amount was added to SEK’s supplementary capital.

Credit risks

For risk classification and quantification of credit risk SEK uses an internal ratings-based (IRB) approach. The Swedish Financial Supervisory Authority has approved SEK’s IRB-approach. In particular SEK applies the Foundation Approach. Under the Foundation Approach, the company determines the probability of default within one year (“PD, Probability of Default”) of each of its counterparties, while the Swedish Financial Supervisory Authority establishes the remaining parameters.

Operational risks

The regulations provide opportunities for companies to use different methods for the calculation of capital requirement for operational risks. SEK calculates the capital requirement for operational risks according to the Basic Indicator Approach. The capital requirement for operational risk under the Basic Indicator Approach equals 15 percent of a revenue indicator. The revenue indicator represents an average of operational revenues during the prior three years. Operational revenues are calculated as the sum of the following items: interest and leasing revenues, interest and leasing expenses, dividends received, commissions earned, commissions incurred, net results of financial transactions, and other operational revenues .

Note. 12  Post-balance sheet events

At SEK’s Annual General Meeting held on April 29, 2010, it was decided, among other things, to approve of the proposal from the Board of Directors and the President to pay a dividend to the shareholder (the Swedish state) of Skr 518.0 million. Furthermore, Jan Belfrage was elected as a new Board member.

The Board of Directors and the President confirms that the Interim Report provides a fair overview of the Parent Company’s and the Consolidated Group’s operations and their respective financial position and results, and describes material risk and uncertainties facing the Parent Company and other companies in the Consolidated Group.

Stockholm, April 29, 2010

AB SVENSK EXPORTKREDIT

SWEDISH EXPORT CREDIT CORPORATION

Ulf Berg Chairman of the Board	Christina Liffner Vice Chairman of the Board	Karin Apelman Director of the Board

Jan Belfrage Director of the Board	Helena Levander Director of the Board	Bo Netz Director of the Board

Jan Roxendal Director of the Board	Risto Silander Director of the Board	Eva Walder Director of the Board

Peter Yngwe President

Supplemental information

(1)  Return on equity, operating profit, before and after taxes, expressed as a percentage per annum of the opening balance of equity. The standard tax rate is 26.3 percent. When calculating return on equity based on Core Earnings, excluded from the opening balance of equity are reserves related to assets which can be sold and reserves for Cash flow hedge accounting.

(2) Adjusted operating profit (Core Earnings), profit excluding unrealized fair value changes according to IFRS and excluding tax. Fair value changes according to IFRS relate to fair value changes to financial assets except held-for-trading securities, financial liabilities, and to derivatives related to these assets (see Note 2 to the Consolidated Financial Statements).

(3) Total customer financial transactions include new credits accepted and syndicated customer transactions. Offers accepted refer to all credits accepted, regardless of maturities.

(4) Amounts of credits include all credits, credits granted against documentation in the form of interest-bearing securities, as well as credits granted against traditional documentation. SEK considers that these amounts reflect SEK’s actual real credit/lending volumes. Comments on lending volumes in this interim report therefore relates to amounts based on this definition (see Note 5 to the Consolidated Financial Statements).

(5) New borrowing with maturities exceeding one year.

(6) Translated March 31, 2010, at an exchange rate of Skr 7.2575 per USD. New borrowings are translated at current exchange rates.

(7) Capital adequacy ratio, capital base expressed as a percentage of risk-weighted claims in accordance with Pillar I under Basel II excluding adjustment during the transitional period 2007-2009 regarding required minimum capital. Please see “Capital adequacy and counterparty risk exposures” in this interim report to receive a complete description of the calculation of required minimum capital during the transitional period. The adjusted capital adequacy ratio has been calculated with inclusion in the Tier-1 capital base of guarantee capital from SEK’s shareholder amounting to Skr 600 million (although such inclusion is not regulatory approved) expressed as a percentage of risk-weighted claims.

(8) Capital adequacy ratio, capital base expressed as a percentage of risk-weighted claims in accordance with Pillar I under Basel II calculated in accordance with 5 § in the law (Law 2006:1372) on implementation of the law on capital adequacy and large exposures (Law 2006:1371).